UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MagnaChip Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34791	83-0406195
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o MagnaChip Semiconductor S.A.

1, Allée Scheffer, L-2520

Luxembourg, Grand Duchy of Luxembourg

(Address of principal executive offices)

Theodore S. Kim

Chief Compliance Officer, Executive Vice President, General Counsel and Secretary

c/o MagnaChip Semiconductor, Inc.

60 South Market Street, Suite 750

San Jose, CA 95113

Telephone: (408) 625-5999

Fax: (408) 625-5990

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1. Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

MagnaChip Semiconductor Corporation (including its consolidated subsidiaries, the “Company”) has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products for the reporting period from January 1, 2018 to December 31, 2018. The results of the Company’s RCOI regarding the conflict minerals included in its products, as well as its additional due diligence regarding the sources of such conflict minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available at http://www.magnachip.com/aboutus/aboutus_sub10.html. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.	Exhibit.

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report required by Items 1.01 and 1.02 as Exhibit 1.01 to this Form SD.

Section 2. Exhibits

Item 2.01.	Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.01	Conflict Minerals Report of MagnaChip Semiconductor Corporation for the reporting period from January 1, 2018 to December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MAGNACHIP SEMICONDUCTOR CORPORATION

By:	/s/ Theodore S. Kim	May 31, 2019
	Theodore S. Kim	(Date)
Chief Compliance Officer, Executive Vice President, General Counsel and Secretary